Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

May 1, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 30, 2024 The Nasdaq Stock Market (the "Exchange") received from SCHMID Group N.V. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each exercisable for one Class A Ordinary Share at
an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,